EXHIBIT 11.1

SMARTIRE SYSTEMS INC.

COMPUTATION OF LOSS PER SHARE

The Company's financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP").

	Year Ended July 31, 2002	Year Ended July 31, 2001
($000's except per share data)
Net income (loss) in accordance with GAAP	$(6,829)	$5,507
Weighted average number of common shares	16,743,977	14,296,240
Diluted weighted average number of shares	16,743,977	14,296,240
Basic and diluted income (loss) in accordance with United States GAAP	$(0.41)	$(0.39)